Via EDGAR Transmission

February 19, 2025

Vitalis Racius

Chief Financial Officer

Avant Technologies Inc.

c/o Eastbiz.com, Inc.

5348 Vegas Drive,

Las Vegas, NV 89108

Re: Avant Technologies Inc.

Form 10-K for the Year Ended March 31, 2024

Form 10-Q for the Year Ended June 30, 2024

Form 10-Q for the Quarter Ended September 30, 2024

File No. 333-225433

Dear Melissa Kindelan and Kathleen Collins,

Set forth below are the responses of Avant Technologies Inc. (the “Company”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchnage Commission (the “Commission”) by letter dated January 24, 2025 (received on February 14, 2025), with respect to the Company`s annual report on Form 10-K for the fiscal year ended March 31, 2024, File No. 333-225433, which was originally filed with the Commission on July 3, 2024 and the Amendment No. 1 was filed with the Commission on January 21, 2025 (the “Report”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the annual report on Form 10-K for the fiscal year ended March 31, 2024.

For your convinience, each response is prefaced by the exact text of the Staff`s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the one of the below Reports, unless otherwuse specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given them in the Reports.

Form 10-K for the Year Ended March 31, 2024 Report of Independent Registered Public Accounting Firm, page 24

1.	We note the report of your independent registered public accounting firm included in your Form 10-K/A, filed in response to prior comment 1, continues to state "[i]n our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2021, and the results of its operations and its cash flows for the fiscal year ended March 31, 2024, in conformity with the accounting principles generally accepted in the United States of America." As previously requested, amend your Form 10-K and have your auditors reissue their report with references to the appropriate financial statements (i.e. as of March 31, 2024 and 2023, and for the two years in the period ended March 31, 2024).

Response:

The Company has amended the Form 10-K/A to include the updated auditor's report. The amendment to the 10-K was filed with the SEC on February 19, 2025.

AVANT TECHNOLOGIES INC.

By:	/s/	Vitalis Racius
	Name:	Vitalis Racius
	Title:	Chief Financial Officer, Director & Treasurer